Beta Music Group, Inc.
7100 Biscayne Boulevard
Miami, FL 33138

June 10, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549

Attention: Mr. Paul Fischer

Re:          Beta Music Group, Inc.
File No.   000-53729

Commission Comment Letter Dated:  May 27, 2014 re:

Form 10-K for the Year Ended December 31, 2013
Filed April 14, 2014; and
Form 10-Q for the Quarter Ended March 31, 2014

Commission Comment Letter Dated May 27, 2014 re:

Amendment No. 1 to the Registration Statement on Form 10-12G
Filed April 30. 2013

Dear Mr. Fischer,

I respectfully request that the Commission grant the Company an extension until June 17, 2014 to respond to the above identified comment letters issued by the Commission.

I have been in contact with both the Company’s counsel and audit firm and believe that this extension of time is necessary to fully and properly respond to the Commission’s comments.

Thanking you in advance for your cooperation in this matter.

Sincerely,

Jim Ennis,
CEO